Exhibit 12.1
Calgon Carbon Corporation
Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

							Three Months
							Ended
	Year Ended December 31,						March 31,
	2002	2003	2004	2005	2006		2007
Earnings:
Income (loss) from continuing operations	$4,335	$3,810	$3,968	$(10,507)	$(9,012)		$2,034

Add (deduct):
Income taxes	1,376	(300)	(846)	(9,688)	(2,676)		2,380
Equity in income (loss) of equity investments	186	(429)	(1,000)	725	(286)		(1,054)
Distributions from equity investments	—	—	—	254	—		—
Minority interest	(114)	(179)	(66)	—	—		—
Fixed charges, as shown below	4,430	4,301	5,366	7,564	9,208		1,898
Capitalized interest	(73)	(42)	(57)	192	—		—

Earnings (loss), as adjusted	$10,140	$7,161	$7,365	$(11,460)	$(2,766)		$5,258

Fixed charges:
Portion of rental expense representative of the interest component of rental expense	$1,708	$1,800	$1,633	$2,733	$2,200		$342
Interest expense	2,568	2,341	3,409	4,891	5,977		1,450
Amortization of debt issue costs	81	118	267	132	1,031		106
Capitalized interest	73	42	57	(192)	—		—

Fixed charges	$4,430	$4,301	$5,366	$7,564	$9,208		$1,898

Ratio of earnings to fixed charges	2.29x	1.66x	1.37x	(1.52)x	(0.30)	x	2.77	x

Earnings required to cover fixed charges				$19,024	$11,974